February 23, 2006	Stephen C. Ferruolo stephen.ferruolo@hellerehrman.com Direct +1.858.450.8430 Direct Fax +1.858.587.5930 Main +1.858.450.8400

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. - Mailstop 3-9

Washington, D.C. 20549

Attn: Zafar Hasan

Re:	Neurobiological Technologies, Inc.
Amendment No. 1 to Form S-3 filed May 6, 2005
File No. 333-123017

Ladies and Gentlemen:

On behalf of Neurobiological Technologies, Inc. (“NTI”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated May 23, 2005, in connection with the filing of the above-referenced registration statement on Form S-3 (the “Form S-3”). On behalf of NTI, we are concurrently filing Amendment No. 2 to the Form S-3 (“S-3 Amendment”).

Form S-3

About Neurobiological Technologies, page 2

1.	We note your response to comment 11 and your revised disclosure. If you continue to have only one source of Xerecept, please identify the supplier. If you have a supply agreement with this supplier, file the agreement as an exhibit to your Exchange Act report or supplementally tell us how you have determined that you are not substantially dependent on the agreement. If you do not have an agreement with the supplier, disclose this information in the risk factor discussion.

The Company notes that, in November 2005, it sold all of its rights and assets related to XERECEPT to two subsidiaries of Celtic Pharma Holdings (“Celtic”), an unrelated third party, and transferred the supply agreement to Celtic (see the Company’s Current Report on Form 8-K filed December 1, 2005). As a result of this transaction, Celtic bears the costs for XERECEPT manufacturing and would bear the economic risks of a disruption in the XERECEPT supply. Accordingly, the Company respectfully submits that its former XERECEPT supply arrangements are no longer material to the Company and need not be discussed in the Form S-3 or in periodic reports filed under the Exchange Act.

Heller Ehrman LLP  4350 La Jolla Village Drive, 7th Floor  San Diego, CA 92122-1246  www.hellerehrman.com

Anchorage     Beijing     Hong Kong     Los Angeles     Madison, WI     New York      San Diego     San Francisco     Seattle

Silicon Valley     Singapore     Washington, D.C.

Material Agreements, page 3

2.	We are reissuing prior comment 18 in part, as you have not disclosed the aggregate milestone payments payable under the Merz and Abbott agreements. Please revise your disclosure to include this information.

The Company respectfully notes that the milestone payments potentially payable under the Merz and Abbott agreements have been redacted from the agreements as filed as exhibits to the Company’s periodic reports, as the disclosure of such information would cause competitive harm. However, the Company notes that the aggregate amounts, to the extent that the Company can estimate timing and probability of payment, have been included in the Company’s table of contractual commitments, as set forth in the Company’s MD&A contained in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 (the “2005 Form 10-K”).

3.	We note your response to prior comment 20 relating to the description of licensed patents. However, while we noted your cross reference to material agreements for a description of your XERECEPT license, we could not locate the description of the license for XERECEPT in the Material Agreements section. Please direct us to the description.

As noted in the Company’s response to Comment No. 1, the Company has sold all its rights and assets related to XERECEPT and the XERECEPT license has been assigned to Celtic. Accordingly, the Company has deleted all descriptions of the XERECEPT license arrangements from the Form S-3 and submits that such disclosure is no longer material to the Company.

Risk Factors, page 4

4.	We note your statement referring to risks and uncertainties of which you are not currently aware or that you currently believe are not material. Please delete this sentence and amend your disclosure to state that all material risks are described in the risk factors section, and ensure that that statement is true.

The Company has complied with this request and has described all material risks in each of the 2005 Form 10-K and the subsequent quarterly reports on Form 10-Q.

We are dependent on Merz and its marketing partners ..., page 5

5.	We note that Merz or Children’s Medical Center can terminate your research and marketing cooperation agreement in the event that Merz does not meet certain conditions relating to the clinical development of Memantine. Please revise to describe these “certain conditions” that would allow for termination of the agreement.

The Company has complied with this request and has clarified under what conditions Merz or Children’s Medical Center can terminate the license.

Incorporation of Certain Information by Reference

6.	Please revise to incorporate by reference your Form 10-Q for the period ended March 31, 2005.

The Company has incorporated all current and periodic reports filed since the 2005 Form 10-K.

7.	We note your response to our comment number 14. The financial statements of Empire filed in the Form 8-K/A referenced in the document and this response include financial information through March 31, 2004. This registration statement is filed more than 135 days after that date, which means that it requires updated financial statements in order to go effective. Please provide updated financial statements for the Empire acquisition.

The Company notes that it is no longer incorporating the Form 8-K/A by reference and that it has since prepared and filed audited consolidated financial statements for the fiscal year ended June 30, 2005. Accordingly, the Company believes it is not required at this time to provide updated financial statements for the Empire acquisition.

Form 10-K — June 30, 2004

Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Derivative Financial Instruments, pages 35-36

8.	Refer to your response to comment 24. Based on the provisions within the contract that you sighted in your response, it is still unclear to us whether the contract required that the shares delivered under the terms of the warrant be registered. We note an obligation to register these shares and a monetary penalty if they are not registered, but it remains unclear to us whether these warrants require registered shares for settlement. Please provide to us any additional analysis upon which you may have relied that provides additional support for this assertion.

The Company has complied with this request and has provided expanded disclosure and analysis in Note 1 to the audited consolidated financial statements contained in the 2005 Form 10-K.

9.	It is not clear based on the disclosure what accounting treatment you applied to these transactions. For example it is not clear that the $477,000 adjustment was made to a liability prior to the transfer to equity upon registration. It is also unclear why this revaluation would impact common stock in the equity statement by that same amount when the entry included in the income statement. Please revise your disclosure to clarify the accounting applied. Also clarify for us why you adjusted common stock for the amount of this revaluation.

The Company has complied with this request in the 2005 Form 10-K and notes that the $477,000 is no longer shown separately in the income statement and that such amount is included in the stockholders’ equity table on page 41 of the 2005 Form 10-K.

Form 10-Q — March 31, 2005

In-Process Research and Development, page l7

10.

Refer to your response to comment 29. Your disclosure states that the “we determined that in-process research and development associated with Viprinex had a fair value of $4,251,335.” This statement seems to infer that all value related to this project has been assigned at that point in time. This seems inconsistent with applying additional purchase price to this project upon the resolution of the contingent payment. Please clarify for us and in your disclosure whether the amount assigned initially related to only a portion of the fair value determined at the time of the acquisition, and whether the additional payment to be made upon the resolution of the contingency represents additional IPR&D or whether it represents the remaining unassigned IPR&D that was not allocated at the original purchase price allocation.

The Company has complied with this request and has clarified its treatment of the IPR&D on pages 25 and 26 of the 2005 Form 10-K.

Note 7 — Subsequent Event, page 11

11.	Please revise your MD&A to include a discussion of this receipt of royalties from Merz. Consider the need to include a discussion in that MD&A of the period through which the royalty payments are current and the expected timing of these future royalty payments.

The Company has complied with this request and has added disclosure on page 24 of the 2005 Form 10-K regarding future royalty payments.

12.	Form 8-K/A, filed August 6, 2004

General

We note your response to our comment number 41. It would appear that this provision to waive the earliest of the three years required would apply to companies that have been existence for three years. It is not a waiver of the earliest period if only two such periods are available. As this appears to be a significant acquisition, please provide the additional financial statements, or tell us why the exclusion of the additional financial statements would be appropriate.

The Company notes that it has provided statements of operations and statements of stockholders’ equity for Empire Pharmaceuticals from inception (February 1, 2002) through March 31, 2004. Although the Company has not presented separately the results of operations and stockholders equity for the period from inception through December 31, 2002 (i.e., Empire’s first (partial) fiscal year), these data are contained in the financial statement periods as filed and, the Company believed, at the time if its initial submission, that such presentation was consistent with the requirements and intent of Item 3-05 of Regulation S-X.

To the extent that the Company’s presentation of financial data for Empire Pharmaceuticals does not fully satisfy Item 3-05, the Company respectfully submits that the audit requirements for the presentation of such additional financial data under Item 3-05 would now require unreasonable effort and expense on the part of the Company. The Company would be required to produce supporting documentation for the audit of Empire’s first partial year of operations, and yet Empire has been effectively shut down since its acquisition in 2004. Further, we note that Empire was a “virtual company,” with operations limited to minimal efforts to advance the clinical development of its one product, Viprinex, until the company could be acquired. Since its acquisition, these operations have been integrated into the Company and the development activities have considerably advanced due to the Company’s management expertise and greater financial resources. However, given the Company’s relatively small size and limited internal financial and accounting resources, any requirement to prepare audited financial statements for the limited operations of Empire for a period starting four years ago would be burdensome both in terms of effort and expense. Accordingly, the Company respectfully submits that it would be appropriate to omit such information pursuant to Rule 12b-21 under the Securities Exchange Act, to the extent that the Staff concludes that the Company’s presentation of financial data did not comply with Item 3-05.

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If you have any questions or further comments relating to the foregoing matter, please contact the undersigned at (858) 450-8430 or Ryan Murr at (858) 450-8425 at your convenience. Your assistance in this matter is gratefully appreciated.

Sincerely,

/s/ Stephen C. Ferruolo

Enclosures

cc:	Jeffrey Reidler, Securities and Exchange Commission

Tabatha Akins, Securities and Exchange Commission

Jim Rosenberg, Securities and Exchange Commission

Jonathan R. Wolter, Neurobiological Technologies

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